Exhibit 99.2

                                                                  NEWS RELEASE

           Date:   April 27, 1999


        Contact:   Katherine Taylor
                   Investor Relations Manager
                   815-961-7164


            AMCORE FINANCIAL ANNOUNCES NEW ORGANIZATIONAL STRUCTURE
              -- FIRST QUARTER OPERATING EARNINGS UP 7 PERCENT --

    ROCKFORD, IL -- AMCORE Financial, Inc., a $4.2 billion regional financial services company, announced a new organizational plan that is expected to improve efficiency, enhance responsiveness to local markets and increase shareholder value.

    "What matters most to our customers is how we respond to their financial needs with local decision making, local pricing, product innovation and community involvement," said Robert J. Meuleman, president and chief executive officer. "We believe that our new structure will continue to embrace our super community banking commitment and at the same time improve our efficiency."

    AMCORE's new "Customer Focused Organizational Structure" will increase the ability of bank presidents, directors and salespeople to focus on serving customers and their communities by centralizing or regionalizing certain corporate functions. To accomplish this, AMCORE will operate as one banking company while still preserving its super community banking philosophy.

    "We need to go beyond merely focusing on achieving higher loan volume and fee income and take an important step in becoming a more efficient customer focused company," said Meuleman. "While we have made improvements in our earnings from a year ago, we believe our new organizational structure will drive even greater efficiencies in the future."

 HIGHLIGHTS:

 - Bank presidents and directors will be able to concentrate on customer needs and sales. This focus on customers and communities should improve financial performance.

 - Operating under one charter is expected to increase operational efficiencies, address redundancies within the company and reduce reporting requirements and regulatory fees.

 - Each market will have a manager focused on promoting the community banking philosophy and meeting customers' financial needs.

 - Centralized corporate functions will support a sales staff that is managed directly at the local market level.

    AMCORE expects to have its new organizational structure fully in place in the fourth quarter. Although the Company will be operating under one charter, it will not be eliminating directors or bank presidents. Instead, their responsibilities will change from a fiduciary role to focus more on business development, corporate advocacy and community leadership. "We recognize the need to deliver shareholder value while continuing to embrace our super community banking philosophy," said Meuleman. "The structure we announced today addresses both critical objectives."

    FIRST QUARTER EARNINGS

    AMCORE also announced its earnings today for the first quarter ending March 31, 1999 with a 7 percent, or $630,000 increase in net income from operations from a year ago. Diluted earnings per share from operations were $0.35, a 3 percent increase from $0.34 per share in the first quarter of 1998. Net income from operations excludes the Midwest Federal Financial Corp. merger related charges of $3.3 million in 1998.

    "The first quarter saw a continuation of our strong loan growth, which is due to our healthy local economies and the success of our sales management program," said Meuleman. "We believe our new organizational structure will have a positive impact on our performance in the future by reducing duplicate efforts in our markets and allowing our bank presidents and sales force more time to work closely with their customers and communities."

    HIGHLIGHTS
    ----------

    o        Net revenues increased 9 percent or $3.7 million from a year ago.
    o Average loans for the first quarter were up 26 percent, or $512 million from the same period last year due to a strong regional economy, sales management initiatives and the Midwest Federal acquisition.
    o       Net interest income increased 9 percent in the first quarter.
    o       Net interest margin in the first quarter dropped 1 basis point to
            3.45 percent compared to the previous quarter, while the core margin, which excludes the leveraged investment portfolio, improved 1 basis point to 4.18 percent compared to the previous quarter.
    o Asset quality remains stable. The allowance for loan losses to ending loans increased to 1.11 percent of loans compared to 1.10 percent a year ago and the allowance for loan losses to non-performing loans remained at 124 percent for both periods.
    o Trust and asset management fees rose 25 percent in the first quarter to $6.6 million due to strong sales results driven by favorable investment performance and continued revenue contributions from Investors Management Group (IMG), Des Moines, Iowa.

    EARNINGS FROM OPERATIONS
    ------------------------

    "We continue to be encouraged by the strong loan growth in our markets," said Meuleman. "This is continuing evidence that our sales management training is delivering expected results. Translating those sales gains into improved margins remains our primary focus as evidenced by our modest improvement in our core operating margin."

    Total loans increased 17 percent, or $358 million from the same period a year ago, and was evenly balanced between commercial and retail lending. Average earning assets rose 12.5 percent causing a $2.9 million increase in net interest income on a fully taxable equivalent basis. A portion of the loan growth was funded through a decrease in investment securities. The core interest margin remained unchanged from a year ago, but improved 1 basis point when compared to the fourth quarter of 1998. Net interest margin decreased 10 basis points to
3.45 percent when compared to the first quarter of 1998. Earning asset yields fell 43 basis points compared to the first quarter of 1998, primarily on mortgage related assets, which more than offset a 38 basis point decrease in total funding costs.

    Trust and asset management revenues increased 25 percent to $6.6 million in the first quarter of 1999 compared to $5.3 million in the first quarter of 1998. The increase is due to strong sales efforts and revenue contributions from bringing Vintage mutual fund administration in-house through IMG. Total managed assets, which includes fee based accounts and Vintage Fund balances, rose 2.2 percent during the quarter and now stands at $4.25 billion.

    Total operating expenses for the first quarter of 1999 increased 7 percent to $29.4 million when compared to the first quarter of 1998. The increase in expenses is due to the addition of Midwest Federal and Investors Management Group, both of which were not restated in prior year numbers, and data processing conversion expenses.

    ASSET QUALITY AND RESERVES
    --------------------------

    The allowance for loan losses to total loans was 1.11 percent at March 31, 1999, compared to 1.10 percent at March 31, 1998, and 1.08 percent at December 31, 1998. The allowance for loan losses to non-performing loans remained at 124 percent at the end of both periods. Total non-performing assets at March 31, 1999 were $24.9 million, or 0.59 percent of total assets compared to $20.8 million or 0.52 percent of total assets last year.

    "We have been increasing the level of allowance for loan losses over the past several quarters to match the strong loan growth we've experienced," said Meuleman. Net charge-offs represented 11 basis points annualized of average loans for the first quarter, a 2 basis point increase from the same period a year ago.

     AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with banking assets of $4.2 billion and nine banks operating in 66 locations in Illinois and Wisconsin. The company also has four financial services companies: AMCORE Investment Group, which provides trust and brokerage services, and through Investors Management Group, provides capital management, mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc. and AMCORE Insurance Group, Inc.

    This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the new organizational structure and results of operations and businesses of AMCORE. Forward-looking statements may include hopes, beliefs, expectations or predictions of the future. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated, projected, forecasted or estimated in such forward-looking statements include, among others, the following possibilities:
(I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers;
(IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives; (VI) changes in interest rates including the effect of prepayment;
(VII) general economic and business conditions which are less favorable than expected; (VIII) unanticipated changes in industry trends; (IX) changes in Federal Reserve Board monetary policies; (X) inability to realize cost savings anticipated with the new organizational structure, mergers or data processing outsourcing; and (XI) higher than expected costs or other difficulties associated with merger integration, data processing conversion or Year 2000 compliance solutions.

    AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our website at http://www.AMCORE.com.

                             AMCORE Financial, Inc.
                    CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: AMCORE Financial, Inc. (AFI) acquired Investors Management Group, Ltd. on February 17, 1998, which was accounted for as a purchase. AFI merged with Midwest Federal Financial Corp. on March 27, 1998. This transaction was accounted for as a pooling of interests, however, the size of the transaction does not require restatement of prior year amounts. AFI acquired Wellmark Capital Value, Inc. on March 31, 1999, which was accounted for as a purchase.

(in thousands, except share data)                                                            Trailing Twelve Months Ended
                                                      Quarter Ended March 31,                          March 31,
                                                ---------------------------------------------------------------------------------
                                                                          Percent                                       Percent
Financial Highlights                               1999       1998        Change          1999           1998           Change
---------------------------------------------------------------------------------------------------------------------------------
Net revenues, including security gains.......... $ 45,545   $ 41,892        8.7%      $ 185,135      $ 162,223           14.1%
Net interest income - FTE.......................   34,294     31,388        9.3%        135,627        122,348           10.9%
Operating expenses..............................   29,358     27,409        7.1%        117,046        120,913           (3.2%)
Net income from operations......................   10,036      9,406        6.7%         43,518         36,275           20.0%
Net income......................................   10,036      6,099       64.6%         43,518         26,524           64.1%
Basic earnings per share from operations........     0.35       0.35        0.0%           1.51           1.35           11.9%
Basic earnings per share........................     0.35       0.23       52.2%           1.51           0.99           52.5%
Diluted earnings per share from operations......     0.35       0.34        2.9%           1.50           1.32           13.6%
Diluted earnings per share......................     0.35       0.22       59.1%           1.50           0.96           56.3%
Cash dividends per share........................     0.14       0.12       16.7%           0.56           0.47           19.1%
Book value per share............................    11.06      10.83        2.2%

                                                      Quarter Ended March 31,
                                                ------------------------------------
Key Financial Ratios (A)                           1999       1998         Change
------------------------------------------------------------------------------------
   Return on average assets......................    0.98%      1.03%     (0.05%)
   Return on average equity......................   12.75%     13.09%     (0.34%)
   Net interest margin (FTE).....................    3.45%      3.55%     (0.10%)
   Core interest margin (FTE)....................    4.18%      4.18%      0.00%
   Efficiency Ratio (FTE)  ......................   61.09%     61.83%     (0.74%)

(A) All ratios have been adjusted to exclude merger-related and information systems charges.

(in thousands, except share data)
                                                      Quarter Ended March 31,
                                                --------------------------------------
                                                                          Percent
Income Statements                                  1999        1998        Change
--------------------------------------------------------------------------------------
Interest income...........................       $ 72,892    $ 68,315       6.7%
Interest expense..........................         41,109      39,362       4.4%
                                            -------------------------------------
   Net interest income....................         31,783      28,953       9.8%
Provision for loan losses.................          2,226       2,145       3.8%
Non-interest income:
   Trust and asset management income......          6,587       5,261      25.2%
   Service charges on deposits............          2,218       1,864      19.0%
   Mortgage revenues......................          2,138       2,638     (19.0%)
   Other..................................          2,626       2,634      (0.3%)
                                            -------------------------------------
      Total non-interest income...........         13,569      12,397       9.5%
Net security gains........................            193         542     (64.4%)
Operating expenses:
   Personnel costs........................         16,725      15,670       6.7%
   Net occupancy expense..................          1,729       1,713       0.9%
   Equipment expense......................          2,105       1,821      15.6%
   External data processing expense.......          1,601         298        N/M
   Professional fees......................          1,131         895      26.4%
   Advertising and business development...            746         766      (2.6%)
   Amortization of intangible assets......            497         586     (15.2%)
   Other..................................          4,824       5,660     (14.8%)
                                            -------------------------------------
      Total operating expenses............         29,358      27,409       7.1%
                                            -------------------------------------
Income before income taxes................         13,961      12,338      13.2%
Income taxes..............................          3,925       2,932      33.9%
                                            -------------------------------------
Net income from operations................       $ 10,036     $ 9,406       6.7%
   Merger related charges, net of tax ....              -       3,307        N/M
                                            -------------------------------------
Net income................................       $ 10,036     $ 6,099      64.6%
                                            =====================================

Average shares outstanding - basic (000)..         28,475      27,099       5.1%
Average shares outstanding - diluted (000)         28,924      27,533       5.1%
Ending shares outstanding (000)...........         28,222      29,043      (2.8%)

AMCORE Financial, Inc.

                                                                                    Quarter Ended March 31,
                                                                   ----------------------------------------------------------
(in thousands)                                                                1999                              1998
-----------------------------------------------------------------------------------------------------------------------------
                                                         Ending           Average      Yield/           Average        Yield/
                                                         Balance          Balance       Rate            Balance        Rate
-----------------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities................................  $ 1,037,527      $ 1,069,039     6.13%         $ 1,164,847      6.94%
   Tax-exempt securities (FTE).......................      347,143          338,466     7.82%             326,343      8.04%
   Other earning assets..............................       19,170           17,029     3.73%              10,209      5.25%
   Loans held for sale...............................       26,286           32,030     5.27%              28,552      7.57%
   Loans, net of unearned income (FTE)...............    2,519,582        2,483,163     8.34%           1,971,572      8.77%
                                                     ------------------------------------------------------------------------
      Total Earning Assets (FTE).....................  $ 3,949,708      $ 3,939,727     7.67%         $ 3,501,523      8.10%
      Intangible assets..............................       18,581           18,754                        15,266
      Other non-earning assets.......................      231,853          211,712                       201,450
                                                     ------------------------------------------------------------------------
      Total Assets...................................  $ 4,200,142      $ 4,170,193                   $ 3,718,239
                                                     ========================================================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits.........................  $ 2,550,973      $ 2,541,968     4.53%         $ 2,221,116      4.93%
   Non-interest bearing deposits.....................      375,278          352,491                       316,274
                                                     ------------------------------------------------------------------------
      Total Deposits.................................  $ 2,926,251      $ 2,894,459                   $ 2,537,390
                                                     ------------------------------------------------------------------------
   Short-term borrowings.............................      614,308          581,188     5.30%             632,941      5.76%
   Long-term borrowings..............................      296,273          318,232     6.39%             204,490      6.47%
                                                     ------------------------------------------------------------------------
      Total Interest Bearing Liabilities.............    3,461,554        3,441,388     4.83%           3,058,547      5.21%
      Other liabilities..............................       51,063           57,070                        51,918
                                                     ------------------------------------------------------------------------
      Total Liabilities..............................  $ 3,887,895      $ 3,850,949                   $ 3,426,739
      Stockholders' Equity...........................      312,247          319,244                       291,500
                                                     ------------------------------------------------------------------------
      Total Liabilities and
      Stockholders' Equity...........................  $ 4,200,142      $ 4,170,193                   $ 3,718,239
                                                     ========================================================================

                                                    ------------------------------------------------------------------------
                                                                              Quarter Ended
                                                    ------------------------------------------------------------------------
                                                                March 31,              Percent     December 31,    Percent
Asset Quality (in thousands)                              1999             1998         Change         1998        Change
----------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses....................    $ 27,919         $ 23,745       17.6%        $ 26,403       5.7%
Net charge-offs.....................................         710              454       56.4%           1,513     (53.1%)
Net charge-offs to average loans (B)................        0.11%            0.09%       0.02%           0.25%     (0.14%)

Non-performing assets:
   Non-performing loans - nonaccrual................    $ 22,425         $ 19,138       17.2%        $ 18,179      23.4%
   Other real estate owned (OREO)...................       2,477            1,655       49.7%           2,321       6.7%
                                                    ========================================================================
      Total non-performing assets...................    $ 24,902         $ 20,793       19.8%        $ 20,500      21.5%
                                                    ========================================================================

Loans 90 days past due and still accruing...........    $  8,078         $  3,430      135.5%         $ 7,272      11.1%

(B) On an annualized basis.

Key Asset Quality Ratios                                                   Change                     Change
--------------------------------------------------------------------------------------------------------------
   Allowance to ending loans..................      1.11%       1.10%       0.01%           1.08%       0.03%
   Allowance to non-performing loans..........    124.50%     124.07%       0.43%         145.24%     (20.74%)
   Non-performing loans to loans..............      0.89%       0.89%       0.00%           0.74%       0.15%
   Non-performing assets to loans & OREO......      0.99%       0.96%       0.03%           0.84%       0.15%
   Non-performing assets to total assets......      0.59%       0.52%       0.07%           0.50%       0.09%

Capital Adequacy
--------------------------------------------------------------------------------------------------------------
  Total risk-based capital....................     12.99%      14.05%      (1.06%)         13.46%      (0.47%)
  Tier 1 risk-based capital...................     11.98%      13.09%      (1.11%)         12.49%      (0.51%)
  Leverage ratio..............................      7.99%       8.81%      (0.82%)          8.31%      (0.32%)